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                              September 29, 2023

       Paul Freudenthaler
       Chief Financial Officer
       Freight Technologies, Inc.
       2001 Timberloch Place, Suite 500
       The Woodlands, TX 77380

                                                        Re: Freight
Technologies, Inc.
                                                            Amendment No. 1 to
Form 20-F for the Fiscal Year Ended
                                                            December 31, 2022
                                                            File No. 001-38172

       Dear Paul Freudenthaler:

              We have reviewed your amended filing in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 1

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your
 Paul Freudenthaler
Freight Technologies, Inc.
September 29, 2023
Page 2
      determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that the disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided for
      "our company." We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in countries outside China. Please note that Item
      16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
          With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. We note your disclosure pursuant to Item 16I(b)(3) addresses ownership or control by governmental entities in "China." However, we note your definition of "China" on page 2 of your Annual Report on Form 20-F filed on April 21, 2023 distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership or control by governmental entities in Hong Kong as well as in China.
5. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our best knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
       Please contact Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 with any questions.



                                                            Sincerely,
FirstName LastNamePaul Freudenthaler
                                                            Division of
Corporation Finance
Comapany NameFreight Technologies, Inc.
                                                            Disclosure Review
Program
September 29, 2023 Page 2
cc:       Benjamin Tan, Esq.
FirstName LastName